UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 17, 2005**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

(a) On March 17, 2005, Cross Country Healthcare, Inc. ("the Company") issued two press releases announcing that it is scheduled to make presentations, copies which are attached as Exhibit 99.1 and 99.2 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure.

Incorporated by reference are two press releases issued by the Company on March 17, 2005 that are attached hereto as Exhibit 99.1 and 99.2. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	First Press Release issued by the Company on March 17, 2005
99.2	Second Press Release issued by the Company on March 17, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CROSS COUNTRY HEALTHCARE, INC.


By: /s/ EMIL HENSEL
Name: Emil Hensel
Title: Chief Financial Officer

Dated: March 21, 2005

Links



Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE TO PRESENT AT SMITH BARNEY CITIGROUP HEALTH CARE CONFERENCE

BOCA RATON, Fla. – March 17, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Wednesday, March 30, 2005, at 10:55 a.m. Eastern Time at the Smith Barney Citigroup Health Care Conference being held at The Mayflower Hotel in Washington, D.C.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 30 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's Form 10-K for the year ended December 31, 2004 as well as its Registration Statement on Form S-3 dated November 3, 2004, or any amendments thereof.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing Healthcare Staffing	Cross Country TravCorps Travel Nursing	Cross Country Local Per Diem Nurse	MedStaff Travel Nursing Per Diem Nurse	NovaPro Travel Nursing
Assignment America International Nursing	MRA Nurse Recruiting	ClinForce Clinical Staffing	Cross Country University CEU Continuing Education for Nurses	Cejka Search Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264 Fax: (561) 998-8533 www.crosscountry.com

Exhibit 99.2



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE TO PRESENT AT
LEHMAN BROTHERS GLOBAL HEALTHCARE CONFERENCE

BOCA RATON, Fla. – March 17, 2005 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it is scheduled to make a presentation on Friday, April 1, 2005, at 10:15 a.m. Eastern Time at the Lehman Brothers Eighth Annual Global Healthcare Conference being held at the Lowes Miami Beach Hotel in Miami Beach, Florida.

Cross Country's presentation will be webcast and accessible to the public online via the Company's web site at www.corporate-ir.net/ireye/ir_site.zhtml?ticker=ccrn&script=2100%20. Through this link, visitors will be able to access the Company's presentation made by Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc., who will provide an overview of Cross Country's business and prospects. Replays will be available for 90 days after the presentation at the same website address.

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases by e-mail.

The Company's presentation contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's Form 10-K for the year ended December 31, 2004 as well as its Registration Statement on Form S-3 dated November 3, 2004, or any amendments thereof.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Additional information about our business:

Cross Country Staffing Healthcare Staffing	Cross Country TravCorps Travel Nursing	Cross Country Local Per Diem Nurse	MedStaff Travel Nursing Per Diem Nurse	NovaPro Travel Nursing
Assignment America International Nursing	MRA Nurse Recruiting	ClinForce Clinical Staffing	Cross Country University CEU Continuing Education for Nurses	Cejka Search Physician Jobs Executive Search

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com